

June 24, 2010

Craigh Leonard, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104

> **Re:** **OSI Pharmaceuticals, Inc.**
> **Schedule TO-I**
> **Filed June 17, 2010**
> **File No. 5-37954**

Dear Mr. Leonard:

We have limited our review of the filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

1. We note that you are offering to purchase the 2% and 3% Convertible Notes pursuant to the Indentures which provide the holders of the Convertible Notes with the right to require you to purchase all or part of the Convertible Notes upon the occurrence of a Fundamental Change, including the Astellas Tender Completion, the Merger with Astellas and the Delisting of your common stock. Please advise us as to whether you are conducting one tender offer or three separate tender offers. If you are conducting three separate tender offers in connection with each of these Fundamental Changes, please revise your document and describe any distinguishing features among the offers.

2. With a view towards disclosure, please advise us of the consequences to noteholders of tendering pursuant to the Tender Completion Purchase Right versus the Merger Purchase

Right or the Delisting Purchase Right. For example, advise as to whether noteholders must specify which of the three Purchase Rights they are invoking and the effects of the different expiration dates. For instance, we note that interest payments on the 3% Convertible Notes will be paid on July 15 and that the Tender Completion Purchase Right expires on July 15, 2010, but that the other two Repurchase Rights expire on July 20 and 30. Therefore, it appears that noteholders who tender under the Tender Completion Purchase Right will not receive the interest payment, but noteholders who tender under the other two Purchase Rights will receive the interest payment. Please tell us whether noteholders will receive different interest payments and if so, how you are complying with Rule 13e-4(f)(8)(ii).

3. We note that you have filed the election form for the 2% Convertible Notes. Please file the election form for the 3% Convertible Notes and any other tender offer materials as exhibits. Refer to Item 1016(a)(1) of Regulation M-A. Since it appears that noteholders may be required to specify under which Purchase Right (Tender Completion, Merger Purchase or Delisting) they are electing, please revise the election forms to clarify how they may indicate this, or advise us.

4. Please advise us as to how you are complying with Rule 14e-5.

5. Please revise the discussion of conversion rights by including an illustrative example so that investors may better understand the dollar amount of cash they will receive for each $1,000 in aggregate principal amount of Convertible Notes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                  Sincerely,

                                  Peggy Kim
                                  Special Counsel
                                  Office of Mergers & Acquisitions